Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Commission File No. 0-10967)

The following excerpts relating to the pending acquisition of Standard Bancshares, Inc. ("Standard") by First Midwest Bancorp, Inc. (“First Midwest”) are from the transcript of a conference call held by executive officers of First Midwest on July 20, 2016 in connection with First Midwest’s announcement of its financial results for the quarter ended June 30, 2016.

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

As a final highlight this quarter, I would also remind you that we announced our entry into a definitive agreement with Standard Bancshares. I won’t spend a lot of time on that here, as we held a separate call to review that opportunity about three weeks ago. But I would, by way of just reference, remind you that Standard holds about $2.5 billion in assets, $2.2 billion in deposits and $1.8 billion in loans. And as a general reminder, the deal value at the time of announcement was about $365 million; and it is anticipated that we will realize over 12% accretion to our 2018 fully diluted earnings per share based on consensus estimates at the time. In 2017, we would expect that EPS accretion to be about 8.5%, excluding transaction expenses, or again 4.3% if you include our estimate of transaction costs.

By way of update, colleague response both within First Midwest and Standard has been extremely positive, and local market reaction has been absolutely great. And all of those are positives as we initiate our integration process and really kick off moving forward with that opportunity. We continue to target a late 2016, early 2017 close for the Standard transaction.

. . .

So with those priorities really as an undercurrent to our momentum, if you will, our pending acquisition of Standard Bank and Trust further adds to that overall momentum and we believe firmly positions us well for future performance and growth.

. . .

Brad Milsaps - Sandler O’Neill

Then maybe for Paul, on the senior debt that you have out there, I think that’s a November maturity. Any sense of what you guys may do at this point with that outstanding? Obviously with the Standard deal, might change your thinking around what you do. But just curious; any update there?

Paul Clemens - First Midwest Bancorp, Inc. - EVP & CFO

To be honest, we’ve not made a decision. We’ve got a fair amount of flexibility given the cash we have on hand and what -- as you can imagine, we’ve talked to a number of investment bankers who would like to talk to us. But we’ve made really no decision on what we’re going to do with that $115 million.

But we’ll come to that conclusion fairly quickly. We’ve been running some scenarios, given the acquisition of Standard anticipated as early as late this year. But we’ve not really made any decisions on what we’re going to do.

. . .

Terry McEvoy - Stephens

Mike, and then maybe just a bigger-picture question for you. I understand you have a large transaction pending later this year, but how do you -- or do you want to play more offense in a market where the number eight bank is being bought by a Canadian bank? You’ve got the like number 17th bank in terms of deposit size being bought by the 11th. Clearly there’s going to be some disruption. How are you positioned to maybe take advantage of that?

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

Well, we positioned ourselves in a number of ways. We’ve talked about it, Terry, in the context of certainly the Standard opportunity. I think as you go through and think about that, from our perspective, acquisition opportunities, as I’ve said before, I don’t view as a strategy in and of themselves.

We have a business strategy that we’re acting on, a culture, a philosophy, a way of doing business that really drives what we do, who we are, and the results we produce.

So the opportunities that become available can accelerate that as long as they are consistent. And we talk about that in terms of not just financially accretive but strategically accretive to what we’re trying to do.

So I think we’re very well positioned in terms of the investments that we’ve made into our infrastructure. We put a lot of time and energy into putting the resources in place to grow, and we’re able to leverage that today.

So I think as those opportunities become available, we’ll continue to be in a position to pursue those that make sense for us. And I think in a world where perhaps there’s fewer players in that space, perhaps those opportunities will become more readily available.

But fundamentally, we think we’re an appealing partner in large part for the culture that we’re able to offer and just the way we do business.

. . .

Nathan Race - Piper Jaffray

Hey, guys. Good morning. Just a question on the M&A appetite from here. Obviously, you’re focused on closing Standard over the next couple quarters. Just curious how the pipeline for additional deals looks at this point and if you would consider announcing another acquisition as you’re looking to close Standard over the back half of this year.

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

Pipelines are difficult to describe in what I would call a nonlinear space. Certainly there’s dialogue as a number of institutions consider their options and their opportunities. But I certainly wouldn’t suggest that there is any of those that have reached a level of activity, though you never know in the world of M&A.

Fundamentally, our focus, as you suggested, is on the opportunity and the desire on our part to ensure a smooth integration from Standard’s standpoint, so that will likely hold our attention through the rest of this year. And then we’ll go from there.

The foregoing excerpts are from the transcript of the conference call, which was provided by a third-party transcription service and may not be 100 percent accurate and may contain misspellings and other inaccuracies.

* * *

Forward-Looking Statements
This document may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as “may,” “might,” “will,” “would,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “probable,” “potential,” “possible,” “target,” “continue,” “look forward,” or “assume” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. Forward-looking statements are not guarantees of future performance, and we caution you not to place undue reliance on these statements. Forward-looking statements are made only as of the date hereof, and we undertake no obligation to update any forward-looking statements to reflect new information or events or conditions after the date hereof.
Forward-looking statements are subject to certain risks, uncertainties and assumptions, including, but not limited to: expected synergies, cost savings and other financial or other benefits of the proposed transaction between First Midwest and Standard might not be realized within the expected timeframes or might be less than projected, the requisite shareholder and regulatory approvals for the proposed transaction between First Midwest and Standard might not be obtained, or might not be obtained in a timely manner, credit and interest rate risks associated with First Midwest’s and Standard’s respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and Standard operate or anticipate doing business, may be less favorable than expected, new regulatory or legal requirements or obligations, and other risks, uncertainties and assumptions identified under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2015, as well as First Midwest’s subsequent filings made with the Securities and Exchange Commission. However, these risks and uncertainties are not exhaustive. Other sections of such filings describe additional factors that could impact First Midwest’s business, financial performance and pending or consummated acquisition transactions, including the proposed acquisition of Standard.
Additional Information for Stockholders
The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and Standard, First Midwest will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of First Midwest and Standard, which also will constitute a prospectus of First Midwest, that First Midwest and Standard will send to their respective shareholders. Investors and shareholders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about First Midwest, Standard and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Standard upon written request to Standard Bancshares, Inc., Attn: Lawrence P. Kelley, President and Chief Executive Officer, 7800 West 95th Street, Hickory Hills, Illinois 60457 or by calling (708) 499-2000.
Participants in the Proposed Standard Transaction
First Midwest, Standard and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the respective shareholders of First Midwest and Standard in connection with the proposed Standard transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed Standard transaction when it becomes available. Additional information about First Midwest and its directors and officers may be found in the definitive proxy statement of First Midwest relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 14, 2016 and First Midwest’s annual report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 23, 2016. The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.